Exhibit (a)(1)(G)

Serena Software Announces Extension of Expiration Date in Connection with its Offer to Purchase Outstanding Eligible Options from Eligible Employees

SAN MATEO, Calif., Feb. 14, 2006 — Serena Software, Inc. (NASDAQ: SRNA) today announced that it will extend until March 10, 2006 the expiration date of its offer to purchase from eligible employees all of their outstanding eligible options to purchase shares of Serena common stock. The tender offer is expected to expire at 9:00 p.m. Pacific Time on March 10, 2006, unless extended. Tenders of options must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to that time. As at 5:00 pm Pacific Time on February 13, 2006, options to purchase approximately 467,315 shares of Serena common stock had been tendered.

Additional Information and Where to Find It

In connection with the tender offer, Serena filed an offer to purchase with the Securities and Exchange Commission on February 2, 2006. In connection with the proposed merger, Serena filed a proxy statement with the Securities and Exchange Commission on December 1, 2005. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE OFFER TO PURCHASE AND THE PROXY STATEMENT, AS AMENDED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the offer to purchase, the proxy statement and other documents filed by Serena at the Securities and Exchange Commission’s website at http://www.sec.gov. The offer to purchase, proxy statement and other documents may also be obtained for free by directing such request to Serena Software Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522-6600.